Exhibit 12.1

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,					Three Months Ended March 31,
	2009	2008	2007	2006	2005	2010	2009
Fixed charges (a):
Interest, including amortization of deferred financing costs (b)	$343	$402	$497	$632	$512	$95	$85
Interest portion of rental payments	65	62	59	61	57	17	16

Total fixed charges	$408	$464	$556	$693	$569	$112	$101

Earnings available to cover fixed charges:
Loss from continuing operations before income taxes (c)	$(77)	$(1,343)	$(992)	$(677)	$(62)	$(66)	$(70)
Plus: Fixed charges (calculated above)	408	464	556	693	569	112	101

Earnings available to cover fixed charges	$331	$(879)	$(436)	16	$507	$46	$31

Ratio of earnings to fixed charges (d)	—	—	—	—	—	—	—

(a)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.
(b)	Does not include interest expense from discontinued operations of $87 million and $163 million for the years ended December 31, 2006 and 2005, respectively.
(c)

During 2009, 2008 and 2007, the Company recorded impairment charges of $33 million, $1,262 million and $1,195 million, respectively. In three months ended March 31, 2009, the Company recorded an impairment charge of $1 million.

(d)

Earnings were not sufficient to cover fixed charges in 2009, 2008, 2007, 2006, 2005 and for the three months ended March 31, 2010 and 2009. For the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively, earnings were less than fixed charges by $77 million, $1,343 million, $992 million, $677 million and $62 million, respectively. For the quarters ended March 31, 2010 and March 31, 2009, earnings were less than fixed charges by $66 million and $70 million, respectively.